United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Ceradyne, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
3169 Red Hill Avenue
Address of Principal Executive Office (Street and Number)
Costa Mesa, CA 92626
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable, without unreasonable effort or expense, to finalize our interim consolidated financial statements as of and for the three months ended September 30, 2012 in time to file our Quarterly Report on Form 10-Q for our third quarter ended September 30, 2012 by the filing deadline on November 9, 2012, as we are still in the process of finalizing the determination of an impairment charge related to the China business unit of our Thermo operating segment.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jerrold J. Pellizzon	(714)	549-0421
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Results for the third quarter of 2012 are expected to be lower from the third quarter of 2011, due to a reduction in sales and an impairment charge for our China solar crucible operations.

  During the three months ended September 30, 2012, we estimate that we will incur a loss from operations of $32.4 million, a decrease of $63.2 million from the income of operations of $30.8 million in the same period last year. The decrease was due to impairment charges estimated to be approximately $37.8 million (the valuation report concerning the impairment has not yet been finalized) as we reduced our China solar manufacturing capacity by closing one of our plants and lowered the value of our inventories and accounts receivable. Also impacting the decrease in income from operations were lower gross profits from body armor of $8.8 million, ceramic crucibles of $17.4 million and lower gross profits from our ESK Ceramics subsidiary of $2.6 million.

  Consolidated sales for the three months ended September 30, 2012 amounted to $106.2 million, a decrease of $41.8 million, or 28.2%, from $148.0 million in the same period last year. The decrease in sales resulted primarily from decreases in shipments of body armor of $16.5 million, lower shipments of ceramic crucibles and solar paste to the solar industry of $16.2 million, lower shipments of metal matrix composite products to the nuclear industry by our Ceradyne Canada business unit of $4.7 million and lower shipments of $6.7 million by our ESK Ceramics subsidiary, reflecting softness in the European economy. Offsetting these declines, were increased shipments to the semiconductor industry by our Boron segment of $1.3 million, increased shipments of non-ECH Helmets of $1.8 million and ceramic missile radomes of $1.9 million, and increased shipments of $1.3 million of our bio-glass product for use as an ingredient in tooth paste.

  Sales for the three months ended September 30, 2012 of energy products amounted to $11.9 million, a decrease of $21.3 million, or 64.2%, from $33.2 million in the prior year as sales of ceramic crucibles to the solar industry continued their decline due to a reduction of government subsidies for the installation of solar panels and a buildup of inventories of solar cells and solar wafers in end market distribution channels.

  Sales of industrial products for the three months ended September 30, 2012 decreased $3.3 million compared to the prior year due to weakness in the European economy.

  Sales of automotive/diesel products for the three months ended September 30, 2012 decreased $2.4 million compared to the same period last year due to lower sales to our European customers.

  Our net sales of commercial products for the three months ended September 30, 2012 were $4.1 million, an increase of $1.0 million, or 37.3%, from $3.1 million in the prior year. This increase was caused by increased demand for our bio-glass product for use as an ingredient in tooth paste and increased sales of our orthodontic brackets.

Ceradyne, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-09-2012	By /s/	JERROLD J. PELLIZZON	Title:	Jerrold J. Pellizzon, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).